Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Chi-Med Announces US$100 Million Equity Investment by CPP Investments

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, November 17, 2020: Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (Nasdaq/AIM: HCM) today announces that it has entered into a definitive agreement for the sale of US$100 million of shares at a price equivalent to US$30 per American Depositary Share (“ADS”) via a private placement to Canada Pension Plan Investment Board (“CPP Investments”).

Mr. Christian Hogg, Chief Executive Officer of Chi-Med, said, “We are very pleased to welcome CPP Investments as a shareholder.  CPP Investments’ focus on building long-term value and its experience in healthcare investing make it an important global strategic partner to Chi-Med.  We look forward to building on the partnership as we work, during the next six months, to launch both surufatinib and savolitinib in China, subject to approval, as well as submit our first U.S. NDA on surufatinib.”

Mr. Agus Tandiono, Managing Director and Head of Fundamental Equities Asia at CPP Investments, said, “This placement aligns with CPP Investments’ focus on providing strategic, long-term capital to industry leading companies where we can participate in the future success of the business and help create greater value through ongoing partnership.  We look forward to supporting Chi-Med’s work on innovation in oncology treatment.”

Chi-Med will receive all proceeds from this private placement of the equivalent of 3,333,334 ADSs, which will fund ongoing research and clinical development and support the further growth of its commercialization capabilities both in China and globally.

Description of Share Capital and Securities Regulation

Chi-Med has agreed to issue 16,666,670 ordinary shares, par value US$0.10 each (the “Shares”), pursuant to the private placement.  The Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Chi-Med.  Each ADS represents five Shares.

The securities to be sold in the private placement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.  Subject to certain conditions, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the Shares sold in the private placement to facilitate future resales by CPP Investments.  Any offering of the securities under the resale registration statement will only be made by means of a prospectus.  CPP Investments has the right to appoint an observer and a representative director to the board of directors of the Company upon achieving certain ownership thresholds in the future.

This announcement, including any information included or incorporated by reference in this announcement, is for information purposes only and shall not constitute nor form part of, and should not be construed as, an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  No public offering of the securities referred to in this announcement is being made in the United States or elsewhere.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Admission to the London Stock Exchange AIM market and Shares Outstanding After Completion

Application will be made for the Shares to be admitted to the AIM market operated by the London Stock Exchange (“Admission”).  It is expected that Admission will become effective at 8:00 a.m. GMT on November 26, 2020.

Following admission of the Shares to trading on AIM, the issued share capital of Chi-Med will consist of 727,702,215 ordinary shares of US$0.10 each, with each share carrying one right to vote and with no shares held in treasury.  The figure of 727,702,215 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

For illustrative purposes only, if the 727,702,215 ordinary shares were converted in their entirety, they would be equivalent to 145,540,443 Nasdaq-traded ADSs (each equating to five ordinary shares).

About CPP Investments

Canada Pension Plan Investment Board (CPP Investments™) is a professional investment management organization that invests around the world in the best interests of the more than 20 million contributors and beneficiaries of the Canada Pension Plan.  In order to build diversified portfolios of assets, investments in public equities, private equities, real estate, infrastructure and fixed income are made by CPP Investments. Headquartered in Toronto, with offices in Hong Kong, London, Luxembourg, Mumbai, New York City, San Francisco, São Paulo and Sydney, CPP Investments is governed and managed independently of the Canada Pension Plan and at arm’s length from governments.  At September 30, 2020, the fund totalled C$456.7 billion.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the use of proceeds from the transaction as well as Chi-Med’s clinical development and regulatory plans for its drug candidates and Chi-Med’s overall business strategy.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the funding necessary for Chi-Med’s future clinical development plans, enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the timing and ability of Chi-Med to raise additional funding as needed for continued operations, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500